RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-189888

Pricing Supplement Dated August 5, 2013 to the Product Prospectus Supplement Dated July 26, 2013, Prospectus Dated July 23, 2013 and Prospectus Supplement Dated July 23, 2013	$1,681,000 Direct Investment Notes Linked to the Equity Compass Equity Risk Management Strategy, Due September 9, 2014 Royal Bank of Canada

Royal Bank of Canada is offering the Direct Investment Notes (the “notes”) linked to the performance of the EquityCompass Equity Risk Management Strategy (the “Strategy”). The Strategy is a set of rules used to construct a hypothetical portfolio (the “Portfolio”) of different combinations of cash and long/short positions in the S&P 500® Total Return Index (the “Index”).

The CUSIP number for the notes is 78008S5Q5. The notes will be automatically called for an amount based on the Final Value of the Portfolio on the Early Valuation Date (as defined below) if the value of the Portfolio is less than or equal to 50% of the Initial Investment (as defined below) on any trading day. If the notes are not called, the notes will pay an amount at maturity based on the Final Value of the Portfolio on the Valuation Date. Investors are subject to potential loss of the principal amount of the notes if the Final Value of the Portfolio is less than $1,000. The notes do not pay interest. Any payments on the notes are subject to our credit risk.

Issue Date: August 8, 2013
Maturity Date: September 9, 2014
The notes will not be listed on any U.S. securities exchange.
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page P-6 of this pricing supplement, page 1 of the prospectus supplement dated July 23, 2013, and on page PS-3 of the product prospectus supplement dated July 26, 2013.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note(1)	Total(1)
Price to public	100.00%	$1,681,000
Underwriting discounts and commissions	1.40%	$21,938
Proceeds to Royal Bank of Canada	98.60%	$1,657,466

(1)	For $114,000 in principal amount of the notes sold to certain fee-based advisory accounts, the price to the public and the underwriting discount were 98.60% per unit and 0.00%, respectively.
The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes.  As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $14 per $1,000 in principal amount of the notes for sales of notes to brokerage accounts, and used a portion of that commission to allow selling concessions to other dealers of $14 per $1,000 in principal amount of the notes. The price of the notes also included a profit of $5 per $1,000 in principal amount of the notes earned by Royal Bank of Canada in hedging its exposure under the notes. The total commission received by RBCCM for these sales, which includes concessions to other dealers, and the hedging profits of Royal Bank of Canada, was $19 per $1,000 in principal amount of the notes.

With respect to sales to certain fee-based advisory accounts, RBCCM offered the notes at a purchase price of $986 per $1,000 principal amount, and will not receive a commission with respect to such sales.

We may use this pricing supplement in the initial sale of the notes.  In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due September 9, 2014

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series F

Underwriter:	RBC Capital Markets, LLC (“RBCCM”)

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	August 5, 2013

Issue Date:	August 8, 2013

CUSIP:	78008S5Q5

Valuation Date:	September 4, 2014, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Interest Payable:	None

Initial Investment:	The Initial Investment will equal the product of (a) $1,000 and (b) the Participation Rate, or $981.

Participation Rate:	98.10%

Payment at Maturity (if held to maturity):	At maturity, for each $1,000 principal amount of your notes, you will receive a cash payment equal to the Final Value of the Portfolio. This amount will not be less than zero.

Final Value:	The value of the Portfolio on the Valuation Date or the Early Valuation Date, as applicable, after giving effect to the Adjustment Amounts, as described below.

Adjustment Amount:
On the pricing date, at each time that the Portfolio is reallocated on a Portfolio Calculation Day and on the Valuation Date or the Early Valuation Date, as applicable, the calculation agent will calculate an Adjustment Amount that will reduce the value of the Portfolio.  See the section “The Value of the Portfolio—Adjustment Amounts” in the product prospectus supplement for additional information regarding how the Adjustment Amount will be calculated and its impact on the value of the Portfolio.

Adjustment Rate:	0.15%

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due September 9, 2014

Composition of the Portfolio:
The hypothetical Portfolio to which the notes are linked consists of a combination of (a) cash and/or (b) a long position or a short position in the Index.  The Portfolio will be reallocated on a monthly basis as of each Portfolio Calculation Day, based upon the Recommended Equity Allocation (“REA”) Percentage produced by the Strategy each month as described in the product prospectus supplement.  See the sections “The EquityCompass Equity Risk Management Strategy” and “The Value of the Portfolio” in the product prospectus supplement for additional information regarding the Strategy and the composition of the Portfolio.

S&P 500® Total Return Index:	The level of the Index on the pricing date was 3034.430.

Initial REA Percentage:
The REA Percentage as of the pricing date is a 100% long position in the Index.  Therefore, the Initial Investment of $981.00 will be deemed to be allocated as follows:

•      $981.00 representing a long position in the Index (100% of the Initial Investment)

•      $0 in cash (0% of the Initial Investment)

•      $0 representing a short position in the Index (0% of the Initial Investment)

Automatic Call:
If, on any trading day before the Valuation Date, the calculation agent determines that the value of the Portfolio is less than or equal to 50% of the Initial Investment (the “Call Trigger Date”), then we will automatically redeem the notes on the Call Date.  The amount payable on the notes on the Call Date will equal the Final Value of the Portfolio on the Early Valuation Date.

	Call Date:	The fourth business day following the Call Trigger Date, subject to extension for market and other disruptions, as described in the product prospectus supplement.

	Early Valuation Date:	The first trading day following the Call Trigger Date, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Maturity Date:	September 9, 2014, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Term:	Approximately thirteen (13) months

Calculation Agent:	RBCCM

Principal at Risk:	The notes are NOT principal protected. You may lose all or a substantial portion of your principal amount at maturity if the Final Value of the Portfolio is less than $1,000.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due September 9, 2014

U.S. Tax Treatment:
By purchasing a note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the notes.

Distribution:
The notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and RBCCM will not make offers of the notes to any such investor.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the notes after the Issue Date.  The amount that you may receive upon sale of your notes prior to maturity may be less than the principal amount of your notes.

Listing:	The notes will not be listed on any securities exchange or quotation system.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated July 23, 2013).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2, P-3 and P-4 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated July 26, 2013, as modified by this pricing supplement.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due September 9, 2014

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 26, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and in the product prospectus supplement dated July 26, 2013, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement dated July 26, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004113/d725134424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due September 9, 2014

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only.  The hypothetical values of the Portfolio are not estimates or forecasts of the Final Value or the value of the Portfolio on any trading day prior to the Valuation Date.  Each example is based upon the Participation Rate of 98.10% and the Initial Investment of $981, and assumes that a holder has purchased the notes with an aggregate principal amount of $1,000 and that no market disruption event has occurred on the Valuation Date or the Early Valuation Date.

Example 1 — The hypothetical Final Value of the Portfolio on the Valuation Date is $762.85.

In this example, the value of the Portfolio decreased by 22.24% from the Initial Investment and the Payment at Maturity equals $762.85.  The investor’s return would be -23.72%.

Example 2 — The hypothetical Final Value of the Portfolio on the Valuation Date is $981.00.

In this example, the value of the Portfolio increased by 0.00% from the Initial Investment and the Payment at Maturity equals $981.00.  The investor’s return would be -1.90%.

Example 3 — The hypothetical Final Value of the Portfolio on the Valuation Date is $1,209.08.

In this example, the value of the Portfolio increased by 23.25% from the Initial Investment and the Payment at Maturity equals $1,209.08.  The investor’s return would be 20.91%.

Example 4 — The hypothetical value of the Portfolio on a trading day prior to the Valuation Date is $484.52, which is less than 50% of the Initial Investment, resulting in an Automatic Call:

The hypothetical Final Value of the Portfolio on the Early Valuation Date, which is one trading day after the Call Trigger Date, is $474.38.

In this example, the value of the Portfolio decreased by 51.64% and the payment on the Call Date equals $474.38.  The investor’s return would be -52.56%.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due September 9, 2014

RISK FACTORS

An investment in the notes entails other risks not associated with an investment in conventional debt securities. You should carefully review the detailed explanation of the risks relating to the notes under the section “Risk Factors” in the product prospectus supplement, the prospectus supplement and prospectus. In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

•
Your investment in the notes will result in a loss if the Final Value of the Portfolio is less than $1,000.  As a result, the value of the Portfolio must increase after the pricing date in order for you to receive a positive return on the notes.

•	An automatic call will result in a loss of your principal.

•	The return on the notes may be less than the yield on a conventional debt security of comparable maturity.

•	The value of the Portfolio will decrease if the REA Percentage does not properly reflect the percentage increase or decrease of the level of the Index after the applicable Portfolio Calculation Day.

•	The value of the Portfolio will depend upon the success of the Strategy.

•	Because the Portfolio may be allocated to cash or to a short position in the Index, your return on the notes is not expected to correspond with increases and decreases in the level of the Index.

•	The amount deemed to be applied to the Portfolio (the “Initial Investment”) will be less than your principal amount of the notes, which will reduce your return on the notes.

•	The value of the Portfolio will be reduced based upon the applicable Adjustment Amount.

•	An investment based upon the Portfolio is not actively managed.

•	There may not be an active trading market for the notes—sales in the secondary market, if any, may result in significant losses.

•	The market value of the notes may be influenced by many unpredictable factors.

•	The historical performance of the Portfolio and the Index is not an indication of their future performance.

•	You must independently evaluate the merits of an investment in the notes.

•	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the notes.

•	Hedging activities may affect the value of the notes.

•
The inclusion in the purchase price of the notes of a selling concession and of Royal Bank’s cost of hedging its market risk under the notes is likely to adversely affect the value of the notes prior to maturity.

•	The business activities of Royal Bank or its affiliates may create conflicts of interest.

•	There are potential conflicts of interest between you and the calculation agent.

•
EquityCompass Strategies’s use of its discretion to make certain judgments in connection with the REA Percentage may create conflicts of interest and may affect the value of the Portfolio and amount payable of the notes.

•	Significant aspects of the tax treatment of the notes may be uncertain.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due September 9, 2014

ADDITIONAL INFORMATION REGARDING THE STRATEGY AND THE INDEX

We have derived all information regarding the Strategy, the Portfolio and the Index from publicly available sources.  We describe the Strategy and the Portfolio in more detail in the section entitled “The EquityCompass Equity Risk Management Strategy” beginning on page PS-19 of the product prospectus supplement, and we describe the Index in more detail in the section entitled “The S&P 500® Total Return Index” beginning on page PS-31 of the product prospectus supplement.

General

The Strategy seeks to offer exposure to U.S. large-cap stocks, while reducing the downside risk of such an investment.  The Strategy consists of a set of rules used to construct the Portfolio of different combinations of (a) cash and/or (b) a long or short position in the Index (each, a “Portfolio Component,” and together, the “Portfolio Components”).  The Strategy uses a short position in the Index to reduce the risk associated with a decline in the Index.
The Strategy allocates the Portfolio among the Portfolio Components by reference to a REA Percentage that is updated on a monthly basis.  The REA Percentage represents the average of:

•
a calculation called the “Directional Earnings Model”, which is based upon the monthly changes in earnings-per-share estimates for the components of the Index, with increases in such estimates resulting in an increased percentage allocation of the Portfolio to a long position in the Index; and

•	a calculation called the “Technical Price Model”, which compares recent levels of the DJIASM to (a) its all-time highest level and (b) the lowest level of the DJIASM after that all-time high.

EquityCompass Strategies (the “Sponsor”) first published the Strategy in January 2009.  The Sponsor is a wholly-owned subsidiary and affiliated SEC-registered investment adviser of Stifel Financial Corp., and an affiliate of Stifel, Nicolaus & Company, Incorporated.  The Sponsor calculates the allocation of the Portfolio among cash and/or long and short positions in the Index at or around the close of business, New York time, on each Portfolio Calculation Day.  The Sponsor publishes that allocation shortly thereafter on its website www.equitycompass.com.  We have included that website (and the additional websites below) in this pricing supplement as inactive textual references only.  Information on those websites is not part of this pricing supplement.  We provide no assurance that the Sponsor will continue to publish this information, or with what frequency it will do so.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due September 9, 2014

HISTORICAL INFORMATION

The table below sets forth the following information with respect to the Index and the Portfolio, for each calendar month from December 2006 to July 2013:

•	the REA Percentage that was in effect with respect to the Strategy for the applicable month;

•	the level of the Index as of the last trading day of the applicable month, based on data provided by Bloomberg;

•	the percentage increase or decrease in the level of the Index from the beginning of the applicable month until the last trading day of the applicable month, based on data provided by Bloomberg;

•	the value of the Portfolio (based on a hypothetical value of $1,000 as of December 29, 2006), based on data provided by the Sponsor; and

•	the percentage increase or decrease in the value of the Portfolio from the beginning until the end of the applicable month, based on data provided by the Sponsor.

In addition to the information set forth in the table below, the term of the notes is expected to be 13 months.  A hypothetical investment in the Strategy from June 29, 2012 to July 31, 2013 (a term corresponding to the approximate term of the notes) would have generated a return of approximately 20.8%. In contrast, the return of the Index during that period was 26.7%.

The historical levels and returns of the Index and the Portfolio should not be taken as an indication of their future performance, and no assurance can be given as to the Final Value or the value of the Portfolio on any trading day prior to the Valuation Date.  We cannot give you assurance that the performance of the Index or the Portfolio will result in any return on your investment in the notes, or that you will not lose any portion of your investment.

In particular, we note that the amounts above and below relating to the Portfolio and the Strategy do not reflect the accrual of any interest on the cash portion of the Portfolio, or the impact of the Participation Rate and the Adjustment Amounts, as would apply to an investment in the notes.  The amounts shown are intended solely to provide an indication of movements in the Portfolio during the indicated periods, and should not be construed to be indicative of the future performance of the Portfolio, or the amount that you will receive on the notes.

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due September 9, 2014

		The Index		EquityCompass Equity Risk Management Portfolio
Date	REA %	Index Level	% Change	Value Indexed to 1,000	% Change
12/29/2006	100%	2,186.13		1,000.00
1/31/2007	100%	2,219.19	1.51%	1,015.12	1.51%
2/28/2007	100%	2,175.79	-1.96%	995.27	-1.96%
3/30/2007	100%	2,200.12	1.12%	1,006.40	1.12%
4/30/2007	100%	2,297.58	4.43%	1,050.98	4.43%
5/31/2007	100%	2,377.75	3.49%	1,087.65	3.49%
6/29/2007	100%	2,338.25	-1.66%	1,069.58	-1.66%
7/31/2007	100%	2,265.75	-3.10%	1,036.42	-3.10%
8/31/2007	100%	2,299.75	1.50%	1,051.96	1.50%
9/28/2007	100%	2,385.72	3.74%	1,091.30	3.74%
10/31/2007	100%	2,423.67	1.59%	1,108.66	1.59%
11/30/2007	100%	2,322.34	-4.18%	1,062.31	-4.18%
12/31/2007	50%	2,306.23	-0.69%	1,054.94	-0.69%
1/31/2008	10%	2,167.90	-6.00%	1,054.94	0.00%
2/29/2008	10%	2,097.48	-3.25%	1,083.66	2.72%
3/31/2008	10%	2,088.42	-0.43%	1,081.72	-0.18%
4/30/2008	50%	2,190.13	4.87%	1,033.81	-4.43%
5/30/2008	10%	2,218.50	1.30%	1,033.81	0.00%
6/30/2008	60%	2,031.47	-8.43%	1,116.02	7.95%
7/31/2008	60%	2,014.39	-0.84%	1,110.40	-0.50%
8/29/2008	10%	2,043.53	1.45%	1,120.03	0.87%
9/30/2008	10%	1,861.44	-8.91%	1,192.56	6.48%
10/31/2008	50%	1,548.81	-16.79%	1,336.21	12.05%
11/28/2008	50%	1,437.68	-7.18%	1,336.21	0.00%
12/31/2008	50%	1,452.98	1.06%	1,336.21	0.00%
1/30/2009	10%	1,330.51	-8.43%	1,336.21	0.00%
2/27/2009	10%	1,188.84	-10.65%	1,466.21	9.73%
3/31/2009	50%	1,292.98	8.76%	1,335.37	-8.92%
4/30/2009	10%	1,416.73	9.57%	1,335.37	0.00%
5/29/2009	10%	1,495.97	5.59%	1,265.80	-5.21%
6/30/2009	10%	1,498.94	0.20%	1,258.32	-0.59%
7/31/2009	60%	1,612.31	7.56%	1,315.43	4.54%
8/31/2009	60%	1,670.52	3.61%	1,343.92	2.17%
9/30/2009	100%	1,732.86	3.70%	1,394.07	3.73%
10/30/2009	100%	1,700.67	-1.86%	1,368.18	-1.86%
11/30/2009	100%	1,802.68	6.00%	1,450.24	6.00%
12/31/2009	95%	1,837.50	1.93%	1,476.85	1.83%
1/29/2010	95%	1,771.40	-3.60%	1,426.38	-3.42%
2/26/2010	95%	1,826.27	3.10%	1,468.36	2.94%
3/31/2010	95%	1,936.48	6.03%	1,552.54	5.73%
4/30/2010	95%	1,967.05	1.58%	1,575.82	1.50%
5/28/2010	95%	1,809.98	-7.99%	1,456.28	-7.59%
6/30/2010	95%	1,715.23	-5.23%	1,383.86	-4.97%
7/30/2010	95%	1,835.40	7.01%	1,475.97	6.66%
8/31/2010	95%	1,752.55	-4.51%	1,412.67	-4.29%
9/30/2010	95%	1,908.95	8.92%	1,532.44	8.48%

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due September 9, 2014

		The Index		EquityCompass Equity Risk Management Portfolio
Date	REA %	Index Level	% Change	Value Indexed to 1,000	% Change
10/29/2010	95%	1,981.59	3.80%	1,587.83	3.61%
11/30/2010	95%	1,981.84	0.01%	1,588.02	0.01%
12/31/2010	95%	2,114.29	6.68%	1,688.85	6.35%
1/31/2011	100%	2,164.40	2.37%	1,728.88	2.37%
2/28/2011	100%	2,238.55	3.43%	1,788.11	3.43%
3/31/2011	100%	2,239.44	0.04%	1,788.82	0.04%
4/29/2011	100%	2,305.76	2.96%	1,841.79	2.96%
5/31/2011	100%	2,279.66	-1.13%	1,820.95	-1.13%
6/30/2011	100%	2,241.66	-1.67%	1,790.59	-1.67%
7/29/2011	100%	2,196.08	-2.03%	1,754.18	-2.03%
8/31/2011	100%	2,076.78	-5.43%	1,658.89	-5.43%
9/30/2011	50%	1,930.79	-7.03%	1,658.89	0.00%
10/31/2011	45%	2,141.81	10.93%	1,562.91	-5.79%
11/30/2011	50%	2,137.08	-0.22%	1,562.91	0.00%
12/30/2011	50%	2,158.94	1.02%	1,562.91	0.00%
1/31/2012	100%	2,255.69	4.48%	1,632.95	4.48%
2/29/2012	100%	2,353.23	4.32%	1,703.56	4.32%
3/31/2012	100%	2,430.68	3.29%	1,759.62	3.29%
4/30/2012	100%	2,415.42	-0.63%	1,748.58	-0.63%
5/31/2012	100%	2,270.25	-6.01%	1,643.49	-6.01%
6/29/2012	100%	2,363.79	4.12%	1,711.20	4.12%
7/31/2012	100%	2,396.62	1.39%	1,734.97	1.39%
8/31/2012	50%	2,450.60	2.25%	1,734.97	0.00%
9/28/2012	50%	2,513.93	2.58%	1,734.97	0.00%
10/31/2012	100%	2,467.51	-1.85%	1,702.94	-1.85%
11/30/2012	100%	2,481.82	0.58%	1,712.81	0.58%
12/31/2012	100%	2,504.44	0.91%	1,728.43	0.91%
1/31/2013	100%	2,634.16	5.18%	1,817.95	5.18%
2/28/2013	100%	2,669.92	1.36%	1,842.63	1.36%
3/28/2013	100%	2,770.05	3.75%	1.081.85	3.75%
4/30/2013	100%	2,823.42	1.93%	1,948.57	1.93%
5/31/2013	100%	2,889.46	2.34%	1,994.15	2.34%
6/28/2013	100%	2,850.66	-1.34%	1,967.37	-1.34%
7/31/2013	100%	2,995.72	5.09%	2,067.48	5.09%

RBC Capital Markets, LLC

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy Due September 9, 2014

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the notes will be made against payment for the notes on August 8, 2013, which is the third (3rd) business day following the pricing date (this settlement cycle being referred to as “T+3”).  See “Supplemental Plan of Distribution” in the prospectus supplement dated July 23, 2013. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated July 23, 2013.

In the initial offering of the notes, RBCCM offered the notes at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.

VALIDITY OF THE NOTES

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.

RBC Capital Markets, LLC